UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934


                            Hampshire Group, Limited
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                                (Name of Issuer)

                          Common Stock, $0.10 Par Value
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                         (Title of Class of Securities)

                                    408859106
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                                 (CUSIP Number)

                                Ludwig G. Kuttner
                          c/o Hampshire Group, Limited
                             215 Commerce Boulevard
                         Anderson, South Carolina 29625
                                 (864) 225-6232
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                   Copies to:

                             Steven J. Gartner, Esq.
                            Willkie Farr & Gallagher, L.L.P.
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000


                                 October 8, 2003
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          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Paragraph 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ___

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

SCHEDULE 13D
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CUSIP No.   408859106                                     Page 2 of 7 Pages
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1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION

    Ludwig G. Kuttner                                    I.R.S. ####-##-####
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  ___X__
    (See Instructions)                                        (b)  ______
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3.  SEC USE ONLY

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4.  SOURCE OF FUNDS (See Instructions)                    PF OO
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5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                       _________
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    United States of America
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER                                            1,084,914*
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8.  SHARED VOTING POWER                                                  0
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9.  SOLE DISPOSITIVE POWER                                       1,084,914*
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10. SHARED DISPOSITIVE POWER                                             0
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,084,914*
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12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)                                      _______
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               26.7%
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14. TYPE OF REPORTING PERSON (See Instructions)                         I
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*   Includes 153,503 shares purchased for the account of Mr. Kuttner under
    Hampshire Group, Limited's Common Stock Purchase Plan for Directors and Executives and 20,000 shares issuable under presently exercisable options.

SCHEDULE 13D
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CUSIP No.   408859106                                       Page 3 of 7 Pages
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1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION
    Beatrice Ost-Kuttner                                    I.R.S. ####-##-####
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  __X___
    (See Instructions)                                        (b)  ______
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS (See Instructions)                      PF
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5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                          _______
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Germany
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER                                              188,864
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8.  SHARED VOTING POWER                                                  0
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9.  SOLE DISPOSITIVE POWER                                         188,864
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10. SHARED DISPOSITIVE POWER                                             0
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   188,864
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12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES (See Instructions)                      _______
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 4.6%
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14. TYPE OF REPORTING PERSON (See Instructions)                          I
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
                                                              Page 4 of 7 Pages

Item 1. Security and Issuer.
----------------------------

     (a) This Amendment No. 1 amends the Schedule 13D filed by Ludwig G. Kuttner and Beatrice Ost-Kuttner (the "Reporting Persons") on March 25, 2002 (the "Original 13D" and, together with this Amendment, the "Statement"). The Statement relates to the Common Stock, par value $0.10 per share (the "Common Stock"), of Hampshire Group, Limited, a corporation organized under the laws of the state of Delaware (the "Company"), and is being filed pursuant to Rules 13d-1 and 13d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Capitalized terms used but no defined herein have the meaning assigned to them in the Original 13D.

Item 3. Source and Amount of Funds or Other Consideration.
---------------------------------------------------------

     Item 3 of the Statement is hereby amended and restated in its entirety to read as follows:

    A company controlled by Mr. Kuttner purchased 727,273 shares of Common
Stock on March 25, 2002 for approximately $14,545,460 and 10,000 shares of Common Stock on June 3, 2002 for approximately $200,000. Mr. Kuttner furnished such payments from his personal funds. From time to time the Company has awarded Mr. Kuttner options to purchase an aggregate of 20,000 shares of Common Stock, which are presently exercisable, for a price of $8.625, for services as the Company's Chairman, Chief Executive Officer and President. The Company purchased 153,503 shares of Common Stock for the account of Mr. Kuttner for an average price of $9.20 pursuant to Hampshire Group Limited Common Stock Purchase Plan for Directors and Executives.

     As of October 21, 2003, Mrs. Ost-Kuttner holds 188,864 shares of Common Stock. Mrs. Ost-Kuttner furnished payments for such shares of Common Stock from her personal funds.

Item 4. Purpose of Transaction.
------------------------------

     Item 4 of the Statement is hereby amended by inserting immediately prior to the last paragraph thereof the following:

     On October 8, 2003, a company controlled by Mr. Kuttner entered into an Asset Purchase Agreement with a subsidiary of the Company and a Stock Purchase Agreement with the Company pursuant to which he sold an aggregate of 610,000 shares of Common Stock to the Company. Copies of the Asset Purchase Agreement and the Stock Purchase Agreement are attached as exhibits hereto and are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.
---------------------------------------------

     Item 5 of the Statement is amended and restated in its entirety to read as follows:

     As of October 21, 2003, Mr. Kuttner is the beneficial owner of 1,084,914 shares of Common Stock (including 153,503 shares purchased for the account of Mr. Kuttner under the Hampshire Group Limited Common Stock Purchase Plan for Directors and Executives and 6,100 shares issuable under presently exercisable options). These shares of Common Stock represent approximately 26.7% of the Company's outstanding Common Stock, calculated in accordance with Rule 13d-3 of the Exchange Act. This percentage is based on a total of 4,062,721 shares of Common Stock outstanding as of October 21, 2003. Mr. Kuttner expressly disclaims beneficial ownership of the 188,864 shares of Common Stock held by Mrs. Ost-Kuttner and the 90,000 shares of Common Stock held by their sons. If the Reporting Persons were deemed to beneficially own all of the shares held by each of them, they would be deemed to own 1,363,778 shares of Common Stock of the Company (representing approximately 33.6% of the Company's outstanding Common Stock as of October 21, 2003 calculated in accordance with Rule 13d-3 of the Exchange Act).

                                                              Page 5 of 7 Pages

     As of October 21, 2003, Mrs. Ost-Kuttner is the beneficial owner of 188,864 shares of Common Stock. These shares of Common Stock represent approximately 4.6% of the Company's outstanding Common Stock, calculated in accordance with Rule 13d-3 of the Exchange Act. This percentage is based on a total of 4,062,721 shares of Common Stock outstanding as of October 21, 2003. Mrs. Ost-Kuttner disclaims beneficial ownership of the 1,084,914 shares of Common Stock held by Mr. Kuttner and the 90,000 shares held by their sons.

     (b) Mr. Kuttner has the direct power to vote and direct the disposition of all of the shares held by him and may be deemed to have shared voting and dispositive power with respect to the shares held by Mrs. Ost-Kuttner.

     Mrs. Ost-Kuttner has the sole power to vote and direct the disposition of all of the 188,864 shares held by her.

     (c) Mr. Kuttner purchased 5,476 shares of Common Stock through the exercise of options on August 28, 2003. Mr. Kuttner surrendered 2,030 shares of Common Stock to the Company as partial payment for such shares. Except as set forth in the previous sentence, no transactions in Common Stock were effected by any of the Reporting Persons during the past sixty days.

     (d) No person other than each respective record owner referred to herein has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.
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     Item 6 of the Statement is hereby amended and restated in its entirety to read as follows:

     By virtue of the relationships among the Reporting Persons, as described in
Item 2, the Reporting Persons may be deemed to be a "group" under the Exchange Act. Except as described in the Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between each of the Reporting Persons and any other person with respect to any securities of the Company, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the Common Stock beneficially owned by any of the Reporting Persons is pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

     (f) Asset Purchase Agreement, dated as of October 8, 2003

     (b) Stock Purchase Agreement, dated as of October 8, 2003

                                                            Page 6 of 7 Pages
                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  October 8, 2003



By: /s/ Ludwig G. Kuttner

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By: /s/ Beatrice Ost-Kuttner

-------------------------------

                                                             Page 7 of 7 Pages

EXHIBIT INDEX

Exhibit No.                            Title
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10.4          Asset Purchase Agreement dated October 8, 2003 by and between
              Hampshire Investments, Limited and K Holdings, L.L.C.

10.5 Stock Purchase Agreement dated October 8, 2003 by and between Hampshire Group, Limited and Ludwig Kuttner, Peter Woodworth and Charles Clayton.